
As filed with the Securities and Exchange Commission on January 30, 2002

Registration No. 333~_______
--------------------------------------------------------------------------------
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                PUMA ENERGY, INC.
                 (Name of Small Business Issuer in its Charter)

          Florida                           1311                   75-2769207
(State or jurisdiction of        (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)    Classification Code Number)    Identification
                                                                         Number)

                          5430 LBJ Freeway, Suite 1600
                               Dallas, Texas 75240
                                 (972) 663-9430
                          (Address and telephone number
         of principal executive offices and principal place of business)

                                                    Copies to:
Edward W. Blessing                                  Michael A. Watson, Esq.
President and CEO                                   Glast Phillips & Murray, P.C.
5430 LBJ Freeway, Suite 1600                        13355 Noel Road, Suite 2200
Dallas, Texas 75240                                 Dallas, Texas 75240
(972) 663-9430                                      Telephone (972) 419-8300
(Name, address and telephone number                 Facsimile (972) 419-8329
of agent for service)

     Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this registration statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. |X|
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

Title of Each        Amount to be        Proposed             Proposed           Amount of
Classof Securities   Registered (1)      Maximum              Maximum            Registration Fee
to Be Registered                         Offering Price Per   Aggregate
                                         Share(2)             Offering Price(2)
--------------------------------------------------------------------------------------------------
Common Stock,        3,000,000 shares    $1.50                $4,500,000         $1,125
$.001 par value

     (1)  In  addition,  pursuant  to Rule 416 under the  Securities  Act,  this
          Registration Statement also covers an indeterminate number of additional shares that may be issuable in connection with stock splits, stock dividends or similar transactions.
     (2) Represents the last sale reported of the Registrant's Common Stock on January 21, 2002, in accordance with Rule 457(c) under the Act.
                        --------------------------------
     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                 Subject to Completion, Dated January 30, 2002



                                Puma Energy, Inc.
                     Up to 3,000,000 Shares of Common Stock


     This prospectus covers the offer and sale of an aggregate of a minimum of 500,000 shares and a maximum of 3,000,000 shares of our common stock.

     The common stock trades in the Pink Sheets under the symbol "PUMX". On January 21, 2002, the last reported sales price for the common stock was $1.50. The offering price may not be the same as the market price.

     Sales of our shares are being made through our officers, directors, and employees who will not receive any commission or remuneration for their sales. We may, however, use NASD broker/dealers and other qualified persons to help us sell some of the shares, in which case we will then incur sales concessions (fees, expenses and commissions) of up to 10 percent on those sales.

     YOUR INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. BEFORE MAKING AN INVESTMENT DECISION, YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "RISK FACTORS" BEGINNING ON PAGE 5.


     The Offering                  Per Share                    Total
     ------------                  ---------                    -----
     Public offering price          $_____              Minimum of $________ and
                                                        Maximum of $________

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                         Prospectus dated _________,2002

     The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding us and the financial statements and notes appearing elsewhere in this prospect us. Our fiscal year ends on December 31 of each year.

                        Puma Energy, Inc. - Our Business

     We are an international energy company. We plan on exploring for, developing, acquiring and producing oil and gas primarily in Central Asia and other regions of the World outside of the United States.

     On December 20, 2001, we signed an Agreement with a German company to acquire directly or indirectly a 30-42% interest in a joint venture with the State Oil Company of Azerbaijan Republic (SOCAR) to develop the Ramana 7 oil field in Azerbaijan. Such Agreement is subject to due diligence and funding and is expected to close in the second quarter of 2002. Under the Agreement, we will purchase the interest from the German company for its appraised value and will be obligated to contribute $5 million toward the initial phase of the development project.

     We have also been engaged in negotiations to acquire a license for the development and production of a larger oil concession in the Azerbaijan Republic. On November 19, 1999, the Inter-regional Public Assistance Fund for Petroleum Sector Stable Development ("IPF"), a Russian corporation, executed a Farmout Agreement with us, where IPF granted us all rights to negotiate a definitive agreement with SOCAR and to conduct feasibility studies and due diligence reviews. Under the Farmout Agreement, we would fund 100% of all development and exploration costs and will receive 80% of IPF's interest granted by SOCAR. It also permitted the company to participate in negotiations with SOCAR for the final terms of the oil project in exchange for our agreement to fund certain work commitments specified in the Farmout Agreement. No agreement with SOCAR has been signed, but the company continues actively to pursue this project.

     Gaffney, Cline & Associates, Ltd., technical and management advisors to the international petroleum industry has been advising us on our current negotiations, feasibility and due diligence on the projects in Central Asia since 1999.

                                  Our Strategy

Our goal is to be a leading producer of oil and gas in selected regions of the World outside of the United States and provide an attractive return to our shareholders. Our strategy includes:

o focusing on exclusive licensing rights to develop and produce oil and gas in the Central Asia region.
o    exploration for new oil and gas reserves in the Central Asian region.
o    pursuing attractive acquisition projects elsewhere in the world.
o utilization of risk management techniques to reduce exposure to the risks involved in oil and gas exploration, development and production.
o maintaining a low-cost operating structure by exercising control over the cost and timing of exploration, drilling and development activities in order to improve project returns.
o acquisition of select oil and gas properties that will provide significant exploration and development opportunities.


                                   Our Company

     We were incorporated in January 1991, as Teleauctions of America, Inc., a Florida corporation. The Company was inactive until June 22, 1998, when it changed its name to Puma Energy, Inc., with new officers and directors. Our executives offices are located at 5430 LBJ Freeway, Suite 1600, Dallas, Texas
75240. Our telephone number is: (972) 663-9430.

                                  The Offering

Shares offered by Puma Energy, Inc................... Minimum 500,000 shares
                                                      Maximum 3,000,000 shares

Shares to be outstanding after the offering.......... Minimum  11,950,000 shares
                                                      Maximum 14,450,000 shares



Use of proceeds...................................... To expand our exploration, development and production
                                                      of  oil  and  gas and  for
                                                      working capital and  other
                                                      general corporate purposes.

Existing Pink Sheets and Proposed
OTC Bulletin Board symbol............................ "PUMX"





                             Summary Financial Data

     The  summary  financial  data below has been  derived  from our audited and
unaudited   consolidated   financial  statements  included  in  this  prospectus
beginning on page F-1. You should  review this summary in  conjunction  with our consolidated  financial  statements and their accompanying notes and the section captioned  "Management's  Discussion  and  Analysis of Financial  Condition  and
Results  of  Operations"  beginning  on page10.  You should not assume  that the summary financial data is indicative of our future performance.

                                               Year Ended December 31,            Nine months ended September 30,
                                           --------------------------------       --------------------------------
                                           1999                        2000       2000                        2001
                                           --------------------------------       --------------------------------
                                                                                      (Unaudited)
Statement of Operations Data:

Total revenue                                     -0-                 -0-                -0-                 -0-

Operating expenses

         General and administrative        $   560,370         $   454,392        $   334,043         $ 1,283,850

Net loss                                      (560,370)           (454,392)          (334,043)         (1,283,850)

Net loss per share-basic and diluted (1)         (0.05)              (0.04)             (0.03)              (0.11)

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following risk factors should be carefully considered in evaluating the company and its business before purchasing shares of common stock offered hereby. Each of the following factors may have a material adverse effect on the company's operations, financial results, financial condition, liquidity, market valuation or market liquidity in future periods.

We Have a Limited Operating History with Which to Judge Our Performance.

     We were incorporated in January 1991, but the company was inactive until June 22, 1998, when it was reorganized under the name Puma Energy, Inc. Since then, the company has been primarily engaged in negotiations to acquire interest in the development and production of oil properties in the Azerbaijan Republic. Accordingly, we have a limited operating history. Before you decide to purchase our common stock, you should consider the risks and difficulties frequently encountered by early stage companies in new developing global markets. We cannot assure you that our business strategy will be successful or that we will successfully be able to address these risks.

We Have a History of Losses and We Anticipate Future Losses and Negative Cash Flow.

     Since inception, we have incurred operating losses, and as of September 30, 2001, we had an accumulated deficit of $2,663,527. We incurred net losses of $454,392 for the fiscal year ended December 31, 2000.

     We expect operating losses and negative cash flow to continue through at least the fourth quarter of 2002. However, there can be no assurances that we will be profitable thereafter.

     Our future profitability depends on our ability to manage our properties and achieve our business strategy. If we do achieve profitability, we cannot assure you that we will be able to sustain it or improve upon it on a quarterly or annual basis for future periods.

International Markets and Prices for Oil and Gas Pose Added Risks

     The availability of a ready market and the prices obtained for our oil and gas in Central Asia will depend on many factors beyond our control, including the proximity and capacity of natural gas pipelines and other transportation facilities, fluctuating demands for oil and gas, the marketing of competitive fuels and the effects of governmental regulation in Azerbaijan of oil and gas production and sales. International markets will depend upon the existence of delivery systems, political factors, pricing uncertainty of reserves, lack of infrastructure, government regulations, environmental matters, competition, and risks of currency fluctuation to name a few.

     Our revenues, profitability, future growth and ability to borrow funds or obtain additional capital, as well as the carrying value of our properties, are substantially dependent upon prevailing prices of oil and gas. Historically, the markets for oil and gas have been volatile, and such markets are likely to continue to be volatile in the future. Prices for oil and gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, the foreign supply of oil and gas, the price of foreign imports and overall economic conditions.

We Face Uncertainty of Operations Due to Government Laws and Regulations

     Oil and gas operations will be subject to various foreign government laws and regulations that may be changed from time to time in response to economic or political conditions. We are operating exclusively in Azerbaijan, a Central
Asian Republic of the former Soviet Union. Matters subject to laws and regulation include discharge permits for drilling operations, reports concerning operations, the spacing of wells, unitization and pooling of properties and government taxation. From time to time, foreign governments in the past have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. In addition, the development, production, handling, storage, transportation and disposal of oil and gas, by- products thereof and other substances and materials produced or used in connection with oil and gas operations are subject to regulation . We are also subject to change in the government, the effects of which cannot be predicted. We believe that we will be in substantial compliance with applicable regulations, although there can be no assurance that this is or will remain the case. The implementation of new, or the modification of existing, laws or regulations could have a material adverse effect on us. No assurance can be given that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect our financial condition and results of operations.

We Will Require Significant Capital

     Due to our proposed development, exploration and acquisition programs, we will experience substantial working capital needs. Additional financing will be required in the future to fund our growth and developmental and exploratory drilling. No assurances can be given as to the availability or terms of any such additional financing that will be required or that financing will be available under existing or new credit facilities. In the event sufficient capital resources are not available to us, our drilling and other activities may be curtailed.

We Will Face Difficulties Managing Growth and Achieving Our Business Strategy

     Our ability to grow will depend upon a number of factors, including our ability to identify and acquire new exploratory sites, our ability to develop existing sites, our ability to continue to retain and attract skilled personnel, the results of our drilling program, oil and gas prices, transportation of oil, access to capital and other factors. There can be no assurance that we will be successful in achieving growth or any other aspect of our business strategy.

Replacement and Expansion of Reserves will be Necessary

     In general, the volume of production from oil and gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent we acquire properties containing proved reserves or conduct successful exploration and development activities, or both, any proved reserves we acquire will decline as reserves are produced. Our future oil and gas production is, therefore, highly dependent upon our ability to economically find, develop or acquire additional reserves in commercial quantities. The business of exploring for, developing or acquiring reserves is capital- intensive. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand our asset base of oil and gas reserves would be impaired. In addition, there can be no assurance that our future exploration, development and acquisition activities will result in proved reserves or that we will be able to drill productive wells at acceptable costs. Furthermore, although our revenues could increase if prevailing prices for oil or gas increase significantly, our finding and development costs could also increase.

There are Many Risks of Drilling Activities

     Our success will be materially dependent upon the continued success of our exploration and drilling programs, which will be funded in part with the proceeds of this Offering. Oil and gas drilling involves numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered, even if the reserves targeted are classified as proved. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs and the delivery of equipment. Our future drilling activities may not be successful and, if drilling activities are unsuccessful, such failure will have an adverse effect on our future results of operations and financial condition. Although we have identified numerous drilling prospects, there can be no assurance that such prospects will be drilled or that oil or gas will be produced from any such identified prospects or any other prospects.

Acquisitions Create Special Risks

     The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and gas prices, operating costs, potential government regulations and other liabilities and other factors. Such assessments are necessarily inexact and their accuracy inherently uncertain.

Operating Hazards and Uninsured Risks May Be Substantial

     The oil and gas business involves certain operating hazards such as well blowouts, craterings, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pollution, releases of toxic gas and other environmental hazards and risks, any of which could result in substantial losses to the Company. As is common in the oil and gas industry, we are not fully insured against the occurrence of these events either because insurance is not available or because we have elected not to insure against their occurrence because of prohibitive premium costs. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations.

We Depend on Our Key Personnel

     We depend to a large extent on the services of certain key management personnel and relationship with our consultants and venture partners, the loss of any of whom could have a material adverse effect on the our operations. None of the Company's employees are parties to employment agreements. The Company does not maintain key employee insurance on any of its employees.

We Will Face Extensive Competition

     We will encounter competition from other oil and gas companies in all areas of our operations, including the acquisitions of exploratory prospects and proven properties. Our competitors include major integrated oil and gas companies, individuals and drilling and income programs. Many of our competitors are large, well-established companies with substantially larger operating staffs and greater capital resources than ours and, in many instances, have been engaged in the oil and gas business for a much longer time than we have. Those companies may be able to pay more for exploratory prospects and productive oil and gas properties, and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects, than our financial or human resources permit. Our ability to explore for oil and gas prospects and to acquire additional properties in the future will be dependent upon our ability to conduct our operations, to evaluate and select suitable properties and to consummate transactions in highly competitive environments.

Conflicts of Interests May Be Material

     Our officers, directors and affiliates will be subject to substantial conflicts of interest between their interests in and obligations to the Company and their other activities in other oil and gas ventures that will demand their time and economic resources. Our officers, directors and affiliates may also participate in other oil and gas investment entities with respect to which they have managerial and/or fiduciary responsibilities; in certain circumstances, we will be required to compete with such other entities for (i) the managerial time and resources of the officers, and (ii) appropriate investment opportunities.

Trading of Our Stock in The Over-the-Counter Market Creates Certain Risks and the Penny Stock Trading Rules Will Limit the Market for Our Stock

     The Common Stock will be traded in the over-the-counter market and may be subject to the "penny stock" trading rules. The over-the-counter market is characterized as volatile in that securities traded in such market are subject to substantial and sudden price increases and decreases and at times price (bid an asked) information for such securities may not be available. In addition, when there is a limited number of market makers (a dealer holding itself out as ready to buy and sell the securities on a regular basis), there is a risk that the dealer or group of dealers may control the market in the security and set prices that are not based on competitive forces and the available offered price may be substantially below the quoted bid price.

     Generally, at any time the bid price of the Common Stock in the over-the-counter market is less than $5.00, the Company's equity securities will be subject to the "penny stock" trading rules, unless the Company meets certain other exemptions under the "penny stock" trading rules. The "penny stock" trading rules impose additional duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in such equity securities of the Company, including determination of the purchasers's investment suitability, delivery of certain information and disclosure to the purchaser, and receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction. Compliance with the "penny stock" trading rules affect or will affect the ability to resell the Common Stock by a holder principally because of the additional duties and responsibilities imposed upon the broker-dealers and salespersons recommending and effecting sale and purchase transactions in such securities. In addition, many broker-dealers will not effect transactions in the penny stocks, except on an unsolicited basis, in order to avoid compliance with the "penny stock" trading rules. Consequently, the "penny stock" trading rules may materially limit or restrict the number of potential purchasers of the Common Stock and the ability of a holder to resell the Company's equity securities.

We Do Not Expect to Pay Dividends

     We do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. The Company intends to retain profits, if any, to fund growth and expansion.

Dilution of Our Stockholders' Interests Will Occur

     Our principal shareholders have acquired Common Stock at a cost per share that is significantly less than that at which we intend to sell the Common Stock in this Offering. Therefore, an investment in the Common Stock offered hereby will result in the investors experiencing immediate and substantial dilution in net tangible book value of $1.24 per share of common Stock, or 83% , as a result of the maximum Offering, and $1.47 per share of Common Stock or 98% as a result of the minimum Offering.

We Will Attempt to Reverse the Delisting of Our Common Stock

     In early 2000, our "PUMX" Common Stock was delisted from the NASD over-the-counter bulletin board ("OTCBB") because it had not completed its registration as a reporting company under the Securities Exchange Act of 1934. The Common Stock is now traded in the Pink Sheets under the symbol "PUMX". Upon effectiveness of this Form SB-2 Registration Statement, the Company will reapply for trading on the OTCBB. No assurance can be given that we will be current in our reporting obligation to allow us to be listed on OTCBB or that there will be sufficient market making interest in our OTCBB eligible Common Stock.

Anti-Takeover Provisions May Make Our Shares Unattractive

     Our Bylaws may make it difficult to effect a change in control of the Company and replace incumbent management.


     The Bylaws have certain provisions that could have the effect of preventing a merger, tender offer or other takeover attempt which the Company's Board of Directors opposes. Such provisions could also exert a negative influence on the value of the Common Stock and of a shareholder's ability to receive the highest value for the Common Stock in a transaction that may be hindered by the operation of these provisions. The Company's directors may be elected for three-year terms, with approximately one-third of the Board standing for election each year, which may make it difficult to effect a change of incumbent management and control. In addition, directors may be removed only for "good cause" as defined in the Company's bylaws, and such bylaws require an action by more than two-thirds of shares outstanding to call a special meeting of shareholders.

All Shares Outstanding Are Eligible for Future Sale

     As of September 30, 2001, the Company had a total of 11,450,000 shares of Common Stock outstanding. All of these shares are freely tradable without restriction or limitation under the Securities Act. There are also shares of Common Stock issuable upon the exercise of stock options. No prediction can be made as to the effect, if any, that future sales of shares of Common Stock or the availability of Common Stock for future sale will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock.

                                    DILUTION

     As of September 30, 2001, the net tangible book value of the Company was $(283,727) or $(0.02) per share of Common Stock. Net tangible book value per share of the Company is the amount of its tangible assets less its total liabilities, divided by the number of shares of common stock outstanding after giving effect to the sale of the minimum and maximum number of shares of common stock at the proposed public Offering price per share of $1.50, and the application of the net proceeds therefrom, the pro forma net tangible book value per share would increase, representing an immediate increase in net tangible book value to current holders of Common Stock, and an immediate dilution to new investors, as illustrated in the following table.

                                                                               Minimum       Maximum
                                                                               Offering      Offering
                                                                               --------      --------
Assumed Offering price per share                                               $   1.50      $   1.50
      Net tangible book value per share before this Offering                   $  (0.02)     $  (0.02)
      Increase per share attributable to new investors.................        $   0.05      $   0.28
Adjusted net tangible book value per share after this Offering .               $   0.03      $   0.26
                                                                               --------      --------
Dilution per share to new investors....................................        $   1.47      $   1.24


     The following table summarizes, as of September 30, 2001, the number of shares of Common Stock purchased from the Company, the total consideration paid, and the average price per share paid by the existing share holders and the number of shares of Common Stock purchased from the company and the total consideration paid by the new investors purchasing shares of Common Stock in this Offering at the minimum and maximum levels, after deduction of the underwriting discounts and commissions and offering expenses payable by the
Company:




                                MINIMUM OFFERING

                          Shares Purchased       Total Consideration
                          ----------------       -------------------    Average
                            Number    Percent     Amount    Percent    Per Share
                           ------     -------     ------    -------    ---------
Existing Shareholders   11,450,000     95.8%   $1,844,201    71.1%        0.16
New Shareholders ....      500,000      4.2%      750,000    28.9%        1.50
                        ----------     ----    ----------    -----        ----
      Total .........   11,950,000     100%    $2,594,201    100%


                                MAXIMUM OFFERING

                          Shares Purchased       Total Consideration
                          ----------------       -------------------    Average
                        Number        Percent     Amount    Percent    Per Share
                        ------        -------     ------    -------    ---------
Existing Shareholders.  11,450,000     79.2%   $1,844,201    29.1%        0.16
New Shareholders......  3,000,000      20.8%    4,500,000    70.9%        1.50
                        ----------     ----    ----------    -----        ----
      Total...........  14,450,000     100%    $6,344,201    100%


                                                   USE OF PROCEEDS

      The net proceeds to us from the sale of the minimum and maximum number of shares of Common Stock offered by us at an assumed initial public offering price of $1.50 per share (after deducting commissions of 10% of the offering price and estimated offering expenses of approximately $50,000 payable by us), are estimated to be from $625,000 to $4,000,000.

      The net proceeds of the offering will be used for the following purposes:

         Intended Use                 Minimum                         Maximum
         ------------                 Offering         Percent        Offering         Percent
                                      --------         -------        --------         -------
Working Capital                       $625,000         100%           $  625,000       16%
Contributions to Grunewald project
   (see "Description of the Business -
   Grunewald Project")                       0           0             2,000,000       50%
Contributions to unspecified
   acquisitions and/or Grunewald
   Project (see "Description of the
   Business - Grunewald Project")            0           0             1,375,000       34%


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     We are an energy company originally formed under the laws of the State of Florida as Teleauctions of America, Inc. (the "Company'), in January 1991. The Company was inactive until June 22, 1998, when it was reorganized and its name changed to Puma Energy, Inc. Since then, we have refocused the Company on the energy industry primarily in Central Asia. This area is comprised of former Soviet Central Asian States, including the Caspian region.

     From inception through the date of this filing, we have been in a development stage and have been dependent upon the sale of our common stock and advances from shareholders and affiliates to provide working capital. Our continued existence is dependent upon our ability to generate sufficient cash flows from operations to support our daily operations as well as provide sufficient resources to retire existing liabilities and obligations on a timely basis.


     Our independent auditor, Hein + Associates LLP, stated in the Company's audited financial statements for the years ended December 31, 2000 and 1999, that the continuation of the Company as a going concern is dependent upon its obtaining additional long-term debt and/or equity financing to meet its obligations and implement it's business plan. Reference is made to the independent auditor's report included elsewhere in this Prospectus.

Selected Financial Data

     The statement of operations data set forth below for the fiscal years ended
December  31, 1999 and 2000 and the selected  balance  sheet data as of December
31, 2000 have been derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The statement of operations data for the nine months ended September 30, 2000 and 2001 and the selected balance sheet data as of September 30, 2001 have been derived from unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the results of operations for these periods. The historical results are not necessarily indicative of results to be expected for any future period.

                                                      Year ended December 31,      Nine months ended September 30,
                                                    ----------------------------    ----------------------------
                                                            1999            2000            2000            2001
                                                    ------------    ------------    ------------    ------------
                                                                                             (Unaudited)
Statement of Operations Data:

Revenues: .......................................            -0-             -0-             -0-             -0-

Operating expenses:
         General and administrative .............   $    560,370    $    454,392    $    334,043    $  1,283,850
         Total operating expenses ...............        560,370         454,392         334,043       1,283,850
Operating loss ..................................       (560,370)       (454,392)       (334,043)     (1,283,850)
Loss before income taxes ........................       (560,370)       (454,392)       (334,043)     (1,283,850)
Income tax benefit.......................           ------------    ------------    ------------    ------------
Net Loss.......................................     $   (560,370)   $   (454,392)   $   (334,043)   $ (1,283,850)
                                                    ------------    ------------    ------------    ------------
Weighted-average common shares
   outstanding-basic and diluted ................     11,450,000      11,450,000      11,450,000      11,450,000
Net loss per share-basic and diluted ............          (0.05)          (0.04)          (0.03)          (0.11)
                                                    ------------    ------------    ------------    ------------

                                 At December 31, 2000      At September 30, 2001
                                 --------------------      ---------------------
Balance Sheet Data: ..........                                   (Unaudited)

Cash and Cash equivalents ....        $     345                  $     345
Working capital (deficiency) .          (97,916)                  (283,727)
Total assets .................              345                        345
Stockholders' equity (deficit)          (97,916)                  (283,727)

Results of Operations

     Nine months ended September 30, 2001 compared to September 30, 2000.

     The Company has generated no operating revenues and has incurred cumulative operating losses of approximately $2,663,527. For the respective nine month periods ended September 30, 2001 and 2000, the Company's expenses during these corresponding periods relate principally to the Company's general, administrative and office overheard expenses.

     Total net losses for the respective nine month periods ending September 30, 2001 and 2000 were approximately $1,283,850 and $334,043. Net loss per share was approximately $(0.11) as of September 30, 2001, and $(0.03) as of September 30, 2000.

     Year ended December 31, 2000 compared to December 31, 1999.

     For the years ended December 31, 2000 and 1999, the Company had no revenues. The company's expenses during the years ended December 31, 2000 and 1999, consisting principally of expenses related to general, administrative and operating expenses related to start-up of operations and negotiations for a Memorandum of Understanding with SOCAR.

     Total net losses for the respective years ended December 31, 2000, and 1999 were approximately $454,392 and $560,370. Net loss per share was approximately $(0.04) and $(0.05) for each respective year.

     Liquidity and Capital Resources

     Liquidity for the period from inception through September 30, 2001, has been provided by either the proceeds from the sale of common stock or contributions from significant shareholders.

     In the second quarter of 1998, the Company sold an aggregate 10,000,000 shares of unregistered common stock to various unrelated investors who were the founding investment group at a price of $(0.01) per share for aggregate proceeds of approximately $100,000.

     In the third quarter of 1998, the Company sold an aggregate 450,000 shares of unregistered common stock to an investment group and other unrelated parties at a price of $2.00 per share for aggregate proceeds of approximately $900,000.

     The Company has identified significant capital requirements for the current annual period (see "Use of Proceeds"). Liquidity requirements mandated by future business plans, if any are specifically identified therein. See "Use of Proceeds" and "Business" sections of this Prospectus.

     There is no assurance that the Company will be able to obtain additional funding through the sales of additional securities or, that such funding, if available, will be obtained on terms favorable to or affordable by the Company. It is the intend of management and significant stockholders to provide sufficient working capital necessary to support and preserve the integrity of the corporate entity. However, there is no legal obligation for either management or significant stockholders to provide additional future funding.

Forward-Looking Information

     This Prospectus contains certain forward-looking statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. When used in this Prospectus, words such as "anticipate", "believe," "estimate," "expect," "intend," "should," and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions relating to the operations, results of operations, liquidity and growth strategy of the Company, including competitive factors and pricing pressures, changes in legal and regulatory requirements, interest rate fluctuations and general economic conditions, as well as other factors described in this Prospectus. Should one or more of the risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein as anticipated, believed, estimated, expected or intended.

                           DESCRIPTION OF THE BUSINESS

Overview

     We are an international energy company. We plan on exploring for, developing, acquiring and producing oil and gas primarily in Central Asia and other regions of the World outside of the United States.

     On December 20, 2001, we signed an Agreement with a German company to acquire directly or indirectly a 30-42% interest in a joint venture with the State Oil Company of Azerbaijan Republic ("SOCAR") to develop the Ramana 7 oil field in Azerbaijan. Such Agreement is subject to due diligence and funding and is expected to close in the second quarter of 2002. Under the Agreement, we will purchase the interest from the Germany company for its appraised value and will be obligated to contribute $5 million toward the initial phase of the development project.

     We have also been engaged in negotiations to acquire a license for the development and production of a larger oil concession in the Azerbaijan Republic. On November 19, 1999, the Inter-regional Public Assistance Fund for Petroleum Sector Stable Development ("IPF"), a Russian corporation, executed a Farmout Agreement with us, where IPF granted us all rights to negotiate a definitive agreement with SOCAR and to conduct feasibility studies and due diligence reviews. Under the Farmout Agreement, we would fund 100% of all development and exploration costs and will receive 80% of IPF's interest granted by SOCAR. It also permitted the company to participate in negotiations with SOCAR for the final terms of the oil project in exchange for our agreement to fund certain work commitments specified in the Farmout Agreement. No agreement with SOCAR has been signed, but the company continues actively to pursue this project.

     Gaffney, Cline & Associates, Ltd., technical and management advisors to the international petroleum industry has been advising us on our current negotiations, feasibility and due diligence on the project in Central Asia since 1999.

Our Strategy

Our goal is to be a leading producer of oil and gas in selected regions of the World outside of the United States and provide an attractive return to our shareholders. Our strategy includes:

o focusing on exclusive licensing rights to develop and produce oil and gas in the Central Asia region.
o    exploration for new oil and gas reserves in the Central Asian region.
o    pursuing attractive acquisition projects elsewhere in the world.
o utilization of risk management techniques to reduce exposure to the risks involved in oil and gas exploration, development and production.
o maintaining a low-cost operating structure by exercising control over the cost and timing of exploration, drilling and development activities in order to improve project returns.
o acquisition of select oil and gas properties that will provide significant exploration and development opportunities.

Acquisition Goals

     The company will seek to find opportunities to acquire oil and gas properties for exploration and production. The company owns no such properties at present, and, given its limited financial resources, the opportunities will need to be accompanied by seller financing or of such a quality that the company will be able to obtain third party financing for any purchase price not financed by the seller. The company will also seek to use its equity securities as part of the consideration for acquisition.

     The initial acquisitions sought by the company will emphasize offshore and international areas of interest. Criteria used by the company in accepting an acquisition opportunity will include the following:

     o    Development drilling in proved producing areas.
     o    Significant   additional  production  capacity  through  developmental
          drilling, recompletions and workovers.
     o    Access to contiguous properties with developmental potential.
     o The ability to assume operatorship or appointment of a known operator with relevant experiences in the area.
     o    Spreading of financial risk across a number of drilling prospects.

     The  company's  future  business,   including   expansion  of  its  present
operations, may require additional equity and/or debt financing, which may not be available in a timely manner, on commercially reasonable terms, or at all.

     The oil and gas industry is highly competitive. Our objective is to position ourselves to capitalize on the growing importance of oil in the world's energy markets. We hope to provide an attractive return to our shareholders. The following are some key strategic elements we plan to achieve our objectives:

     Exploration for New Reserves. We will be placing increasing emphasis on exploration as a source of future growth and will have an active exploration program targeting a wide variety of reserve creation opportunities in our core area of operation and in select new areas in the Caspian region. We intend to pursue a balance portfolio of exploration prospects where we believe multiple additional new reserve opportunities could result if a significant discovery were made.

     Utilization of Risk Management Techniques. We intend to use a variety of techniques to reduce our exposure to the risks involved in our oil and gas activities. We intend to conduct operations in distinct geographic areas within the Caspian region, to gain diversification benefits from geologic settings and local operating characteristics. We will seek to reduce risks normally associated with exploration through the use of existing industry technologies in a region that has not had access to them, by spreading projects over various geological settings and geographic areas within the regions, by balancing potential rewards against evaluated risks and by participating in projects with other experienced industry partners at working interest levels appropriate for us. We may seek to reduce our exposure to short-term fluctuations in the price of oil and natural gas and interest rates by entering into various hedging arrangements.

     Acquisition of Select Properties. We intend actively to seek to acquire oil and gas properties that are either complementary to existing production operations or that we believe will provide significant exploration opportunities beyond any proved reserves acquired.

     Utilize Strengths of Personnel. We intend to utilize qualified and experienced operators, field supervisors, engineers, landmen, accountants and other personnel assigned to specific core areas of operation. All personnel and consultants will have access to and use modern information systems, operating technologies and equipment to help maximize production and reliability of operations while minimizing costs.

Initial Projects

     Grunewald Venture. On December 20, 2001, the Company executed an agreement with Grunewald & Co., GmbH, a German corporation, jointly to pursue the development of the Ramana Field No. 7 in the Republic of Azerbaijan. A Grunewald affiliate had previously executed a Joint Venture Agreement known as Azgerneft, Ltd. with the State Oil Company of the Azerbaijan Republic ("SOCAR"), pursuant to which Grunewald acquired a 60% joint venture interest in the project. The agreement between Puma and Grunewald entitles Puma to acquire a minimum of 50% and a maximum of 70% of Grunewald's interest in Azgerneft, which translates to a 30% to 42% interest in Azgerneft. Such amount will be reduced by one-third when Puma and Grunewald have recovered from program revenues all of their invested capitol expenditures plus an equal amount of net profits. The purchase price for the interest will be based upon audited financial statements, including a valuation of the oil and gas reserves by Gaffney Cline & Associates, Ltd. consulting petroleum engineers to Puma.

     In addition, Puma, acting through an Azerbaijan subsidiary, will enter into a funding commitment with the joint venture to supply a financial commitment of USD 5 million, to be drawn down through December 31, 2004, to finance development work in the Ramana Field. Grunewald and Puma have agreed to form a company controlled by Puma to serve as the funding vehicle for the commitment and to receive revenues and make distributions. All revenue from the Project will be applied first to repay the parties' financial contributions and loans, plus a 5% return, and then to the parties' interests in the joint venture.

     The closing of the agreement with Grunewald and delivery of all financial commitments and payments by Puma is to occur by March 31, 2002. The proceeds of this offering, even at the minimum level, will not be sufficient fully to fund the company's obligations, and it will be necessary to arrange funding from third parties who will receive part of the company's interest in the venture. No agreement exists with any such third party to supply the necessary financing, and the company will be in default with Grunewald if it cannot arrange all necessary financing.

     The intent of the Joint Venture Azgerneft is to increase oil production from the Ramana 7 field by utilizing the experienced field 7 personnel and equipment available in Baku, complemented by the expertise of foreign specialists, materials and techniques. New infrastructure will be brought in to enhance current operating procedures and to substitute equipment shortages. Azerbaijani employees of the Joint Venture will be trained to run new equipment and to improve their overall operating skills. In the process of redeveloping the field, the Joint Venture will make efforts to clean up the current field operations to minimize the oil and water flow through ditches and ponds. Efforts will be made to remove all unnecessary and non-utilized equipment, flowlines, and tanks from the field.

     The Balakhany - Sabunchi - Ramana field, which was the first commercial oil field in Azerbaijan, commenced production in the early 1870's. To date, the field has produced 330 million tonnes of oil (2079 million barrels) and 700 million cubic meters of water (4200 million barrels) from approximately 11,000 wells (9000 currently shut-in) covering approximately 15 square kilometers. The crude production is sweet 24 degrees API oil with virtually no solution gas production and water cuts in the 95 percent range. From a beginning in the mid 1930's, Ramana 7 (the eastern portion of the BSR field), has produced approximately 24.5 million tonnes of oil (154 million barrels) or about 14% of the total field production. Wells are in the range of 450-2400 meters in depth. Currently the field consists of 337 wells of which 226 are producing and 111 are inactive.

     The work program in the Ramana 7 Oil Field will be carried out using a phased in program with emphasis on increasing the short term oil production. Maximum use will be made of existing facilities and equipment in Baku. Data will be gathered for the design of a long term program for maximizing the recovery of oil in place.

Phase I
-------

     Selected wells will be worked over to give a cross sectional pattern of production and reservoir characteristics of the field. Personnel and equipment will be installed to carry out the work program. General refurbishing of the field facilities will be done.

     The Company and Grunewald will invest about 2.1 million dollars in capital equipment in this part of the work program to bring one half of the inactive wells in the field back into service. The work program includes, but is not limited to:

o    installation of sales meters to continuously monitor field oil production
o installation and repair of equipment to enhance the capacity of the current obsolete air-lift compression facilities
o    optimization  of  producing   completions  currently  served  by  air  lift
     facilities
o investigate and introduce modern sand-control methods to enhance the productivity of selected producing oil wells
o    workover and recompletion of inactive pumping wells
o    reconstruction of separation facilities, with sand disposal capacity
o    refurbishing of repair shops and staging areas
o clean up and reperforating workover wells with high shot density, high performance perforating guns
o    clean up and refurbishing of field facilities on an "as needed" basis

Phase II
--------

     The second phase of the work program will bring the remainder of the inactive wells back into service and increase the efficiency of the active wells. The Company and Grunewald will invest about 1.7 million dollars in capital equipment in this phase of the project.

     The production levels achieved in this phase of the work program will determine the level of capital available for investment in Phase III of the work program.

Phase II operations include:

o    workover and recompletion of the remaining inactive wells
o    population of a reservoir and completion data base for field management
o continue installation and repair of equipment to replace or enhance the capacity of obsolete air-lifting facilities
o implement the findings of the investigation regarding the application of modern sand-control methods to selected elements of the field producing well system
o    refurbishing   and   reconstruction   of  water  collection  and  treatment
     facilities
o    relocation and reconstruction of separators
o    relogging of selected wells to locate overlooked reservoirs

Phase III
---------

     A production pattern will be established to fully develop the recoverable reserves in the field, using reservoir data gathered in Phases I and II. As indicated from the results of Phases I and II, we will implement a program of new well drilling and completions at selected in-field locations.


     Long term secondary and tertiary recovery programs will be implemented to maintain production levels consistent with maximum recovery of oil in place.

     Production Sharing Agreement for Balakhany, Sabunchi and Ramani Oil Fields. While the company's first goal is to provide the funding and management for the Azgerneft Ltd. joint venture, it will also pursue a larger opportunity in Azerberijan related to the full Balakhany, Sabunchi, Ramani Oil Field (BSR Field) that includes the field that is the subject of the Azgerneft venture.

     During 1999-2001, the company was in active negotiations with SOCAR to conclude an Agreement on Basic Principals and Provisions for the Rehabilitation, Exploration, Development and Production Sharing (for the contract area including the Balakhany, Sabunchi, and Ramani (BSR) Oil Fields in the Azerbaijan Republic (the "PSA Agreement"). On November 9, 1999, SOCAR granted to the Interregional Public Assistance Fund for Petroleum Sector Stable Development of Moscow ("IPF") the right to negotiate for a definitive PSA agreement for the development and operation of the BSR Field. Then on November 19, 1999, Puma signed a farmout agreement with IPF under which Puma had the right to conduct a feasibility study and due diligence review of the BSR Fields. For this right, Puma would pay 100% of the study costs and receive 80% of IPF's interest in the project.

     Negotiations ensued for the execution of a PSA, and one was signed by Puma and IPF and submitted to SOCAR in June 2001. However, SOCAR has not followed through with obtaining legislative approval for the project, and any further work on the matter will be subject to further involvement by SOCAR. Puma believes that its efforts in the Grunewald project will enhance its ability to obtain a PSA agreement from SOCAR, although there can be no assurances it will occur or upon what terms it might be granted.

     While the possibilities of obtaining a concession in the BSR Fields are unknown at this time, the company will continue to pursue it. The eventual development program is projected to involve the investment of approximately $55 million in the first two years of the project and more than $400 million during its life. The company will use its efforts to obtain a leading role in arranging for U.S. participation in this project.


Organization

     We were incorporated in Florida, as Teleauctions of America, Inc., in January 1991. We were inactive until June 22, 1998, when we were reorganized and our name changed to Puma Energy, Inc. Since then, we have been engaged in the oil and gas industry, primarily in Central Asia.

Employees

     We currently have no employees. Edward W. Blessing, President and CEO, devotes substantially full time to manage our affairs. As our Business Plan develops, it may require the hiring of full- or part-time employees during the next twelve months.


                                   MANAGEMENT

     The directors and officers of Puma Energy, Inc., are listed below with information about their respective backgrounds.

            Name                Age                  Position
            ----                ---                  --------

     Edward W. Blessing         65       President, Treasurer, and Sole Director
     Ronald L. Brown            55       Secretary

Edward W.  Blessing  has served as  President,  CEO and Director of Puma Energy,
Inc., since 1998. Mr. Blessing received an MBA Degree from Harvard University in
1965 and a Bachelor of Arts Degree from San Diego State  University in 1960. Mr.
Blessing has over 25 years experience in the oil and gas industry. Mr. Blessing has been the Managing Partner since 1989 of Blessing Petroleum Group, LLC, which arranges financing for both international and domestic oil and gas exploration and development. Mr. Blessing currently serves on the Board of the Wildcatter's
Fund, the political action committee for the domestic oil and gas industry sponsored by the Independent Petroleum Association of America (the "IPAA"), has served as a Regional Governor of the IPAA, and as a Director of the Dallas
Petroleum Club, and is a member of the Dallas Wildcat Committee. Mr. Blessing, after receiving his MBA from Harvard University, served as a consultant with the management consulting firm of McKinsey & Company, Inc. Subsequent to his serving with McKinsey & Company, Inc., Mr. Blessing has served in various executive capacities in the natural resource industry.

Mr.  Blessing  also  serves  as a  Director  and  President  of  Caspian  Energy
International, Inc., an international oil and gas exploration and development company and is managing director of Blessing Petroleum Group, LLC, an oil and gas exploration and development company.

Ronald L. Brown has served as Secretary of Puma Energy,  Inc.,  since 2000.  Mr.
Brown is a principal of the Dallas law firm of Glast, Phillips & Murray, P.C., which serves as general counsel to the Company. He received Bachelor of Arts
Degree  from Texas Tech  University  in 1968 and his law  degree  from  Southern
Methodist  University in 1975. He has been in the private  practice of law since
1975. In 1983 to 1985, he was an adjunct professor of law at Southern  Methodist
University.

     All directors hold office until the next annual meeting of the shareholders of Puma Energy, Inc., to be held in June, 2002 and until their successors have been elected and qualified. Officers serve at the discretion of the Board of Directors. Edward W. Blessing will devote such of his time to Puma Energy, Inc., as he deems necessary to provide management to the company. There are no employment agreements with any executive officer.

Executive Compensation

     Puma Energy, Inc., pays limited compensation to its officers and directors and has paid no compensation in any amount or of any kind to its executive officers or directors for the calendar years ended December 31, 1998.

                           Summary Compensation Table

                                   Annual Compensation                    Long-Term Compensation
Name and Principal Position      Year   Salary(1)   Bonus   Other   Securities Underlying Options/SARs
---------------------------      ----   ---------   -----   -----   ----------------------------------
Edward W. Blessing,              2000   $192,000     -0-     -0-                    -0-
President and CEO                1999    144,000     -0-     -0-                    -0-


(1) Of such salary, $36,000 in 1999 and $12,000 in 2000 has been accrued but not paid.


2001 Employee Stock Option Plan

     The Puma Energy,  Inc.  2001  Employee  Stock Option Plan (the "2001 Option
Plan") provides for the grant to eligible employees, directors, consultants, and agents of the Company options for the purchase of Common Stock. The 2001 Option
Plan covers, in the aggregate, a maximum of 2,000,000 shares of Common Stock and provides for the granting of both incentive stock options (as defined in Section
422 of the  Internal  Revenue  Code of 1986)  and  non-qualified  stock  options
(options  which do not meet the  requirements  of Section  422).  Under the 2001
Option Plan, the exercise price may not be less than the fair market value of the Common Stock on the date of the grant of the option. As of September 30, 2001, options for 1,500,000 shares had been granted under the 2001 Option Plan at an exercise price of between $1.00 to $1.45 per share, including options for 750,000 shares granted to Edward W. Blessing.

     The Board of Directors administers and interprets the 2001 Option Plan and is authorized to grant options thereunder to all eligible employees of the Company, including officers. The Board of Directors designates the optionees, the number of shares subject to the options and the terms and conditions of each option. Each option granted under the 2001 Option Plan must be exercised, if at all, during a period established in the grant which may not exceed 10 years from the later of the date of grant or the date first exercisable. An optionee may not transfer or assign any option granted and may not exercise any options after a specified period subsequent to the termination of the optionee's employment with the Company.

     The following table provides certain summary information concerning shares of the Company's stock represented by stock options granted to named executive officers during fiscal year 2001.


                               OPTION GRANTS TABLE
                       (Option Grants in Last Fiscal Year)

                       Number of     Percent of Total
                      Underlying     Options Granted    Exercise of
                      Securities      To Employees       Base Price   Expiration
Name               Options Granted    in Fiscal Year     Per Share        Date
----               ---------------   ----------------   -----------   ----------

Edward W. Blessing     750,000            100%             $1.00        2/7/11

                   Aggregated Option Exercises in Last Fiscal
                          Year and FY-End Option Values

                                                Number of Securities         Value of Unexercised
                                              Underlying Unexercised             In-The-Money
                       Shares     Value       Options at 2001 FY-End          Options at 12-31-01
Name                  Acquired   Realized   Exercisable    Unexercisable   Exercisable  Unexercisable
----                  --------   --------   ----------------------------   --------------------------
Edward W. Blessing      -0-         -         750,000            -0-         -0-              -0-

                             PRINCIPAL SHAREHOLDERS

The following table sets forth beneficial ownership information, as of the date of this Prospectus, of our common stock for: each person known by Puma Energy, Inc. to own beneficially more than 5% of our common stock; each of our directors; each of our executive officers; and our current executive officers and directors as a group.

         Name and Address               Shares Owned                  Percentage
         ----------------               ------------                  ----------
         Eric P. Littman                     900,000                     7.8%
         7695 SW 104th Street
         Miami, Florida 33156

         Edward W. Blessing                 750,0001                     6.1%
         5430 LBJ Freeway
         Suite 1600
         Dallas, Texas 75240

         Group consisting of               1,400,000                    12.2%
         Fousoun Nevzat
         Irfan Nevzat
         Levent Nevzat
         Bacheliever Talimhane Mevkii
         Ocengelkoy, Istanbul, Turkey

         All officers and directors
         as a group (2 persons)             890,0002                     7.2%

In addition, Cede & Co. holds as nominee a total of 6,186,550 shares (54%).



                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In 1998, cash balances of approximately $911,000 were distributed to certain stockholders of the Company. The stockholders subsequently contributed that amount of funds to pay expenses of the Company in 1999 and 2000, as well as an additional $844,201 that has been recorded as capital contributions as of September 30, 2001. The payment received from the stockholders in 1999 and 2000 were paid initially to Caspian Energy International, Inc. ("CEI"), an affiliated company, on behalf of the Company. CEI then made the payments to the Company from its account.

     The Company shares office space with CEI, which is an affiliate due to common management by Edward W. Blessing and certain overlapping ownership. The Company pays $2,860 per month as its share of the rent and office overhead and pays the salary allocable to Mr. Blessing under the terms of a Management Agreement among the Company, Caspian Energy International, Inc. and Blessing Petroleum Group, LLC.

--------
         1Consists of stock options exercisable at $1.00

         2 Consists of stock options exercisable at $1.00 and $1.45 per share.

                     MARKET AND PRICE FOR COMMON EQUITY AND
                            OTHER SHAREHOLDER MATTERS

Market Information.

     Our Common Stock is traded in the over-the-counter market in the Pink Sheets under the symbol "PUMX". The following table shows the price range of the Company's common stock for the past two years:

                                          BID                        ASK
                                  High           Low         High           Low

First Quarter 2000               $1.87          $ .53       $2.25          $1.03
Second Quarter 2000               1.12            .40        1.50            .55
Third Quarter 2000                1.50            .87        1.75           1.06
Fourth Quarter 2000               1.50            .66        1.99           1.05

First Quarter 2001                1.25            .55        1.45            .90
Second Quarter 2001               2.65            .25        2.80           1.45
Third Quarter 2001                2.72           1.20        2.78           1.45
Fourth Quarter 2001*              1.65           1.20        1.75           1.33

*Through December 6, 2001

Holders

     As of November 21, 2001, there were 506 record holders of the Company's Common Stock.

Dividends

     We have never paid any dividends on our Common Stock, and we currently intend to retain any future earnings to fund the development and growth of our business. Any future determination to pay dividends will depend on our results of operations, future earnings, financial condition and capital requirements, applicable restrictions under any credit facilities or other debt arrangements and such other factors deemed relevant by our Board of Directors.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the company consists of 50,000,000 shares of common stock, par value of $.001 per share. As of September 30, 2001, there were issued and outstanding 11,450,000 shares of common stock.

Common Stock

     General. The holders of Common Stock have no preemptive, conversion or redemption rights. The outstanding shares of Common Stock are fully paid and nonassessable.

     Dividends. The holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors of the Company out of funds legally available therefor. The Company has not paid cash dividends on the Common Stock during the last two fiscal years and the Board of Directors of the Company currently intends to retain earnings for further development of the Company's business and, therefore, does not intend to pay cash dividends on the Common Stock in the foreseeable future.

     Voting Rights. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders and do not possess cumulative voting rights.

     Registrar and Transfer Agent. The registrar and transfer agent for the Common Stock is Interwest Transfer Company, Inc., Salt Lake City, Utah.



Possible Anti-takeover Provisions.

     Our bylaws provide that special meetings of stockholders may be called by stockholders only if the holders of at least 66-2/3% of the Common Stock join in such action. The bylaws also provide that stockholders desiring to nominate a person for election to the Board of Directors must submit their nominations to the Company at least 60 days in advance of the date on which the last annual stockholders' meeting was held, and provide that the number of directors to be elected (within the minimum - maximum range of 3-9 set forth in the bylaws) shall be determined by the Board of Directors or by the holders of at least 66 2/3% of the Common Stock. While these provisions of the bylaws have been established to provide a more cost-efficient method of calling special meetings of stockholders and a more orderly and complete presentation and consideration of stockholder nominations, they could have the effect of discouraging certain stockholder actions or opposition to candidates selected by the Board of Directors and provide incumbent management a greater opportunity to oppose stockholder nominees or hostile actions by stockholders. The affirmative vote of holders of at least 66-2/3% of the Common Stock is necessary to amend, alter or adopt any provision inconsistent with or repeal any of these provisions.

Indemnification of Directors and Officers.

     Our Articles and the Bylaws provide that the we shall indemnify our directors and officers to the fullest extent permitted by the Florida law, and that such officers or directors may be entitled under any agreement, insurance policy, vote of stockholders or disinterested directors or otherwise. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the Company pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such act and is therefore unenforceable.

Limitation on Liability of Directors.

     Our Articles provide that no director shall be personally liable to us or our stockholders. The Florida statutes provide that a director will not be liable, except for liability (i) for knowing a violation of criminal law, (ii) for acts or omissions not in good faith or which involved willful misconduct or conscious disregard for the best interest of the Corporation, (iii) for liability under the Florida Statutes, or (iv) for any transaction from which the director, officer or employee derived an improper personal benefit.

                                LEGAL PROCEEDINGS

     We are a party to an appeal pending before the First District Court of Appeals in Houston, Texas, and in which Petka Corporation ("Petka") is seeking to reverse a decision of the 215th Judicial District Court of Harris County, Texas. Petka is seeking to establish that we breached a contract called "Confidentiality and Non-Circumvention Agreement" (the "Agreement") that purported to provide us with certain "confidential information" consisting of geographical data, maps, personal and business contacts and business strategy in connection with the Siyazan Monocline oil field (the "oil field") located in Azerbaijan. Petka alleges that we agreed to not use the "confidential information" except in connection with our participation with Petka in developing the oil field. Although the Agreement had the alleged confidential information as an attachment, Petka never provided us with a description of the confidential information. Petka also claimed that we subsequently entered into a Memorandum of Understanding with the State Oil Company of the Azerbaijan Republic ("SOCAR") for the right to negotiate an agreement for the exploration and development of the oil field, but did not include the participation of Petka in direct violation of the Agreement. Petka brought its action alleging breach of contract, conversion and misappropriation of trade secrets. On September 8, 2001, the District Court Judge granted our motion and signed an Order Granting No Evidence Summary Judgment in our favor. Petka then filed their appeal. If the decision of the District Judge is ultimately reversed, we could be denied the right to develop and explore that oil field and/or face what is now unspecified damages. Although we believe and are confident that we will again prevail on the appeal, there can be no assurances that we will be successful. There are no other material pending legal proceedings.

                                  LEGAL MATTERS

     The Law Offices of Glast, Phillips & Murray, Dallas, Texas, have passed upon the validity of the common stock covered by this registration statement for Puma Energy, Inc. Attorneys with Glast, Phillips & Murray, P.C., hold options to purchase 200,000 shares of common stock for $1.45 per share.

                                     EXPERTS

     The financial statements included in the registration statement on Form SB-2 have been audited by Hein + Associates LLP, independent certified public accountants, to the extent and for the periods set forth in their report, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN GET MORE INFORMATION

     At your request, we will provide you, without charge, with a copy of any exhibits to our registration statement incorporated by reference in this prospectus. If you want more information, write or call us at:

                                Puma Energy, Inc.
                          5430 LBJ Freeway, Suite 1600
                               Dallas, Texas 75240
                            Telephone: (972) 663-9430
                            Facsimile: (972) 663-9395

     Our fiscal year ends on December 31st. We intend to furnish our stockholders with annual reports containing audited financial statements and other appropriate reports. In addition, we intend to become a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional office located at the Northwestern Atrium Center, 500 West Madison street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the operation and other locations of the public reference rooms. You can also request copies of these documents, upon payment of a duplicating fee, by writing the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Our SEC filings are also available to the public on the SEC Internet website at http: \\www.sec.gov.


                          INDEX TO FINANCIAL STATEMENTS


Independent Auditor's Report                                           F-1

Balance Sheets as of December 31, 2000 and
September 30, 2001 (unaudited)                                         F-2

Statement of Operations for the two years ended
December 31, 1999 and 2000 and the nine months
ended September 30, 2000 and 2001 (unaudited)                          F-3

Statements of Changes in Stockholders' Equity for the
period since inception (July 7, 1991) through
September 30, 2001                                                     F-4

Statement of Cash Flows for the years ended
December 31, 1999 and 2000 and the nine months
ended September 30, 2000 and 2001 (unaudited)                       F-5 - F-6

Notes to Financial Statements                                          F-7

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
Puma Energy, Inc.
Dallas, Texas


We have audited the accompanying balance sheet of Puma Energy, Inc., formerly Teleauctions of America, Inc., (a development stage company) as of December 31, 2000, and the related statements of operations, changes in stockholders' deficit and cash flows for the years ended December 31, 2000 and 1999, and for the period (not separately presented) from inception (January 7, 1991) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Puma Energy, Inc. as of December 31, 2000, and the results of its operations and cash flows for the years ended December 31, 2000 and 1999, and the period (not separately presented) from inception to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company is in the development stage and has had no revenues to date. The Company will also require significant amounts of capital in order to implement its business plan. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.




HEIN + ASSOCIATES LLP

Dallas, Texas
June 12, 2001, except for Note 6, which is dated December 20, 2001



                                PUMA ENERGY, INC.
                          (a development stage company)

                                  BALANCE SHEET



                                     ASSETS
                                     ------


                                                                  SEPTEMBER 30,    DECEMBER 31,
                                                                        2001             2000
                                                                  -------------    -------------
                                                                   (Unaudited)

CURRENT ASSET - Cash                                              $         345    $         345
                                                                  =============    =============


                      LIABILITIES AND STOCKHOLDERS' DEFICIT


CURRENT LIABILITIES -
   Accounts payable and other liabilities                         $     284,072    $      98,261

CONTINGENCIES AND COMMITMENTS (Notes 1, 5 and 6)

STOCKHOLDERS' DEFICIT:
   Common stock, $.001 par value; 50,000,000 shares authorized;
       11,450,000 shares issued and outstanding                          11,450           11,450
   Paid-in capital                                                    2,368,350        1,270,311
   Accumulated deficit                                               (2,663,527)      (1,379,677)
                                                                  -------------    -------------

                  Total stockholders' deficit                          (283,727)         (97,916)
                                                                  -------------    -------------

                  Total liabilities and stockholders' deficit .   $         345    $         345
                                                                  =============    =============



             See accompanying notes to these financial statements.


                               PUMA ENERGY, INC.
                          (a development stage company)


                            STATEMENTS OF OPERATIONS

                                                                                                                PERIOD FROM
                                                                                                                 INCEPTION
                                                   NINE MONTHS ENDED                                         (JANUARY 7, 1991)
                                                     SEPTEMBER 30,             YEARS ENDED DECEMBER 31,             TO
                                             ----------------------------    ----------------------------      SEPTEMBER 30,
                                                  2001            2000            2000            1999                 2001
                                             ------------    ------------    ------------    ------------    -----------------
                                              (Unaudited)     (Unaudited)                                      (Unaudited)

REVENUES                                     $       --      $       --      $       --      $       --      $            --

GENERAL AND ADMINISTRATIVE EXPENSES
                                                1,283,850         334,043         454,392         560,370            2,663,527
                                             ------------    ------------    ------------    ------------    -----------------

NET LOSS                                     $ (1,283,850)   $   (334,043)   $   (454,392)   $   (560,370)   $      (2,663,527)
                                             ============    ============    ============    ============    =================

NET LOSS PER COMMON SHARE                    $       (.11)   $       (.03)   $       (.04)   $       (.05)
                                             ============    ============    ============    ============

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
                                               11,450,000      11,450,000      11,450,000      11,450,000
                                             ============    ============    ============    ============


             See accompanying notes to these financial statements.


                               PUMA ENERGY, INC.
                          (a development stage company)


                  STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

   FOR THE PERIOD FROM INCEPTION (JANUARY 7, 1991) THROUGH SEPTEMBER 30, 2001


                                                                     COMMON STOCK          ADDITIONAL   CASH BALANCES
                                                               ------------------------     PAID-IN       HELD BY      ACCUMULATED
                                                                 SHARES        AMOUNT       CAPITAL     STOCKHOLDERS     DEFICIT
                                                              -----------   -----------   -----------   -----------    -----------
BALANCES, JANUARY 7, 1991                                            --     $      --     $      --     $      --      $      --
Issuance of common stock for 125 lode claims and expenses -
   December 4, 1992                                             1,000,000         1,000         4,000          --             --
Net loss                                                             --            --            --            --           (5,000)
                                                              -----------   -----------   -----------   -----------    -----------
BALANCES, DECEMBER 31, 1991 THROUGH 1997                        1,000,000         1,000         4,000          --           (5,000)

Issuance of common stock - $0.01 per share in June 1998        10,000,000        10,000        90,000          --             --
Issuance of common stock - $2.00 per share in August 1998         450,000           450       899,550          --             --
Transfer of stock from shareholder for services                      --            --         100,000          --             --
Distribution of cash balances to stockholders                        --            --            --        (911,082)          --
Application of cash balances by stockholders                         --            --            --         116,386           --
Net loss                                                             --            --            --            --         (359,915)
                                                              -----------   -----------   -----------   -----------    -----------

BALANCES, DECEMBER 31, 1998                                    11,450,000        11,450     1,093,550      (794,696)      (364,915)
Application of cash balances by stockholders                         --            --            --         563,007           --
                                                                     --            --            --            --         (560,370)
                                                              -----------   -----------   -----------   -----------    -----------

BALANCES, DECEMBER 31, 1999                                    11,450,000        11,450     1,093,550      (231,689)      (925,285)
Application of cash balances by stockholders                         --            --            --         231,689           --
Contributions by stockholders                                        --            --         176,761          --             --
Net loss                                                             --            --            --            --         (454,392)
                                                              -----------   -----------   -----------   -----------    -----------

BALANCES, DECEMBER 31, 2000                                    11,450,000   $    11,450     1,270,311          --       (1,379,677)

Contributions by stockholders (unaudited)                            --            --         667,440          --             --
Stock options granted (unaudited)                                    --            --         430,599          --             --
Net loss (unaudited)                                                 --            --            --            --       (1,283,850)
                                                              -----------   -----------   -----------   -----------    -----------

BALANCES, SEPTEMBER 30, 2001 (unaudited)                       11,450,000   $    11,450   $ 2,368,350   $      --      $(2,663,527)
                                                              ===========   ===========   ===========   ===========    ===========

             See accompanying notes to these financial statements.


                               PUMA ENERGY, INC.
                          (a development stage company)



                            STATEMENTS OF CASH FLOWS




                                                                       NINE MONTHS ENDED               YEARS ENDED
                                                                         SEPTEMBER 30,                 DECEMBER 31,
                                                                   --------------------------    --------------------------

                                                                       2001           2000           2000           1999
                                                                   -----------    -----------    -----------    -----------
                                                                   (Unaudited)    (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                        $(1,283,850)   $  (334,043)   $  (454,392)   $  (560,370)
  Adjustments to reconcile net loss to net cash from operations:
     Expenses paid by stockholders                                     109,691           --          (33,845)       276,242
     Stock and options granted for services                            430,599           --             --             --
     Change in accounts payable and accrued liabilities                185,812         90,045         45,701         (3,573)
     Other                                                                --             --             --             --
                                                                   -----------    -----------    -----------    -----------
                  Net cash used by operations                         (557,748)      (243,998)      (442,536)      (287,701)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Distribution of cash balances to stockholders                          --             --             --             --
   Application of cash balances and contributions by
    stockholders                                                       557,748        243,758        442,296        286,765
   Sale of common stock                                                   --             --             --             --
                                                                   -----------    -----------    -----------    -----------
                 Net cash provided by financing activities             557,748        243,758        442,296        286,765
                                                                   -----------    -----------    -----------    -----------

NET CHANGE IN CASH                                                        --             (240)          (240)          (936)

CASH, beginning of period                                                  345            585            585          1,521
                                                                   -----------    -----------    -----------    -----------

CASH, end of period                                                $       345    $       345    $       345    $       585
                                                                   ===========    ===========    ===========    ===========


              See accompanying notes to these financial statements.

                                PUMA ENERGY, INC.
                          (a development stage company)



                         STATEMENTS OF CASH FLOWS, CONT.

                                                                  PERIOD FROM
                                                                   INCEPTION
                                                               (JANUARY 7, 1991)

                                                                      TO
                                                                 SEPTEMBER 30,
                                                                      2001
                                                                  -----------
                                                                  (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                       $(2,663,527)
  Adjustments to reconcile net loss to net cash from operations:
     Expenses paid by stockholders                                    352,090
     Stock and options granted for services                           530,599
     Change in accounts payable and accrued liabilities               284,072
     Other                                                              5,000
                                                                  -----------
                  Net cash used by operations                      (1,491,766)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Distribution of cash balances to stockholders                     (911,082)
   Application of cash balances and contributions by
    stockholders                                                    1,403,193
   Sale of common stock                                             1,000,000
                                                                  -----------
                 Net cash provided by financing activities          1,492,111
                                                                  -----------

NET CHANGE IN CASH                                                        345

CASH, beginning of period                                                --
                                                                  -----------

CASH, end of period                                               $       345
                                                                  ===========

             See accompanying notes to these financial statements.

                                PUMA ENERGY, INC.
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS
            (the period subsequent to December 31, 2000 is unaudited)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     Company Operations and Basis of Presentation
     --------------------------------------------
     The Company, under the previous name Teleauctions of America, Inc., had been inactive since 1991. In June 1998, the Company was reorganized under the name Puma Energy, Inc. (the "Company" or "PEI"). Since the reorganization, the Company has been engaged primarily in negotiations to acquire a license for the development and production of an oil concession in the Azerbaijan Republic.

     In November 1999, the Company entered into a farmout agreement with a Russian company that had previously entered into a Memorandum of Understanding ("MOU") with the State Oil Company of the Azerbaijan Republic ("SOCAR") to conduct a feasibility study and due diligence and negotiate a definitive agreement with SOCAR regarding the rehabilitation, exploration, development and production of certain oil fields in the Azerbaijan Republic. Under the farmout agreement, the Company was granted the right to negotiate the definitive agreement with SOCAR and conduct a feasibility study and due diligence review. See Note 6.

     Income Taxes
     ------------
     The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. SFAS 109 requires that deferred income taxes be recorded for the temporary differences between the tax and financial statement bases of assets and liabilities and adjusted when new tax rates are enacted.

     Net Loss Per Common Share
     -------------------------
     Basic earnings or loss per share (EPS) is calculated by dividing the earnings or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Securities are not considered in the calculation of diluted EPS if their effect is anti-dilutive.

     Comprehensive Income
     --------------------
     Comprehensive income or loss is defined as all changes in stockholders' equity, exclusive of transactions with owners, such as capital investments. Comprehensive income includes net income or loss, changes in certain assets and liabilities that are reported directly in equity such as translation adjustments on investments in foreign subsidiaries, and certain changes in minimum pension liabilities. The Company's comprehensive loss was equal to its net loss for all periods presented.

     Use of Estimates and Certain Significant Estimates The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

     Liquidity and Continued Operations
     ----------------------------------
     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not generated revenues from operations and has a working capital deficit of $283,727 at

                                PUMA ENERGY, INC.
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS
            (the period subsequent to December 31, 2000 is unaudited)



     September 30, 2001 and $97,916 at December 31, 2000. To date, stockholders have provided funding for the continuing operations of the Company. The continuation of the Company as a going concern is dependent upon its ability to obtain additional long-term debt and/or equity financing and/or to bring in a joint venture partner to meet its obligations and permit implementation of its business plan.

2.   RELATED PARTY TRANSACTIONS
     --------------------------

     In 1998, the Company recorded cash distributions of approximately $911,000 to certain stockholders. Certain stockholders subsequently contributed that amount of funds to pay expenses of the Company in 1999 and 2000, as well as an additional $844,201 that has been recorded as capital contributions as of September 30, 2001 with the issuance of no additional stock. The payments received from the stockholders in 1999 and 2000 were paid initially to Caspian Energy International, Inc. ("CEI"), an affiliated company, on behalf of the Company. CEI then made the payments to or for the benefit of the Company from its account.

3.   INCOME TAXES
     ------------

     At December 31, 2000, the Company had a deferred tax asset of approximately $450,000, which is subject to a valuation allowance of the same amount. The deferred tax asset results from a net operating loss carryforward for federal income tax purposes of approximately $1,300,000, which will expire if unused in 2020.

4.   STOCK OPTIONS
     -------------

     In February 2001, the Company adopted a stock option plan and reserved 2,000,000 shares to be issued under the plan. Also in February 2001, the Company issued options under the plan to an officer to purchase 750,000 shares of stock and to a former director to purchase 225,000 shares of stock. The terms of the options were for ten years exercisable at $1.00 per share with no vesting period. In April 2001, the Company granted options under the stock option plan to an officer to purchase 140,000 shares and to a stockholder, consultant and attorneys to purchase a total of 385,000 shares of the Company's stock. The terms of these options were for ten years exercisable at $1.45 per share with no vesting period. The estimated value of the options granted to other than the officers of $430,599 was recorded as an expense in the nine month period ended September 30, 2001.

     All options granted during 2001 were still outstanding at September 30, 2001. There were no options exercised, forfeited or expired during the presented periods.

     Total options granted in the nine month period ended September 30, 2001 were 1,500,000, with a weighted average exercise price per share of $1.16 and a weighted average fair value per share of $.40. The value of these options was estimated using the Black Scholes option pricing model using the following parameters:

                  Volatility                         100%
                  Risk free interest rate            5.0%
                  Expected term                      3 years

                               PUMA ENERGY, INC.
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS
            (the period subsequent to December 31, 2000 is unaudited)


5.   CONTINGENCIES
     -------------

     The Company, from time to time, may be involved in litigation in the normal course of business. In management's opinion, there is no litigation pending that is likely to have a significant impact on the financial statements.

6.   SUBSEQUENT COMMITMENTS
     ----------------------

     As of the date of this report, the Company has proposed an agreement with the State Oil Company of Azerbaijan Republic ("SOCAR") for rehabilitation, development and production sharing of certain fields in Azerbaijan. The Company has estimated its obligations under the agreement, if it is concluded, to be approximately $55,000,000 over the first two years of the program and more than $400,000,000 over the life of the project.

     In addition, in December 2001, the Company signed a preliminary agreement with a German company to acquire an interest in a joint venture with SOCAR to develop an oil field in Azerbaijan. If the agreement is finalized, the Company will be obligated to pay appraised value for its interest in the joint venture and contribute $5,000,000 toward the initial phase of the development project.

                                *****************

                                  Introduction

     Please read this prospectus carefully. It describes our business, our products and services and our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

     You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of the prospectus, regardless of the time the prospectus is delivered or the common stock is sold.


                                                      Up to 3000,000 Shares

                                                          Common Stock



             -------------------
              TABLE OF CONTENTS
             -------------------

Prospectus Summary......................
Risk Factors............................                         ---------------
Dilution................................                          PROSPECTUS
Use of Proceeds.........................
Management's Discussion and Analysis of                          _________, 2001
   Financial Condition and Results of
   Operations...........................                         ---------------
Description of the Business.............
Management..............................
Prinipal Shareholders...................
Certain Relationships and Related
   Transactions.........................
Market and Price for Common Equity and
   Other Shareholder matters............
Description of Capital Stock............
Legal Proceedings.......................
Legal Matters...........................
Experts.................................
Where You Can Get More Information......
Index to Consolidated Financial.........
Statements

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  Indemnification of Directors and Officers

     Section 607.0850 of the Florida Business Corporation Act permits the Registrant to indemnify directors and officers. Article X of the Articles and
Article II, Section 2.19 of Bylaws provide that the Board of Directors shall authorize the corporation to pay or reimburse any present or former Director or Officer of the corporation any costs or expenses actually and necessarily incurred by him in any action, suit, or proceeding to which he is made a party by reason of his holding such position; provided, however, that he shall not receive indemnification if he be finally adjudicated therein. The indemnification herein provided shall also extend to good faith expenditures incurred in anticipation of, or preparation for, threatened or proposed litigation. The Board of Directors may, in proper cases, extend the indemnification to cover the good faith settlement of any action, suit, or proceeding, whether formally instituted or not to the maximum extent permitted by Section 607.0850 of the Florida Business Corporation Act.

ITEM 25.  Other Expenses of Issuance and Distribution

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except the SEC, NASD, and Nasdaq fees.

Securities and Exchange Commission registration fee .................   $1,125
NASD filing fee .....................................................       *
Standard & Poor's Listing fee .......................................    4,975
Printing expenses ...................................................       *
Accounting fees and expenses ........................................       *
Legal fees and expenses .............................................       *
Fees and expenses (including legal fees) for qualifications
   under state securities laws ......................................       *
Transfer agent and registrar's fees and expenses ....................       *
Miscellaneous expenses ..............................................       *
                                                                        ------
         Total.......................................................$      *

* to be completed by amendment


ITEM 26.  Recent Sales of Unregistered Securities

     Set forth in the table below are the dates, the number of securities sold and the total offering price of such securities sold by the Registrant within the past three years. Unless otherwise indicated, all securities were sold to the purchasers directly by the Registrant, and therefore, no underwriting discounts or commissions were involved.

                                                                     Total
                                                       Number        Offering
     Title of Securities Sold     Date of Purchase     of shares     Price ($)
     ------------------------     ----------------     ---------     ---------

              None                      -0-               -0-           -0-

ITEM 27.  Exhibits and Financial Statement Schedules

     (a)  Exhibits

  Exhibit
  Number         Description
  -------        -----------

  3(i)(A)        Articles of Incorporation of Registrant - January 7, 1991
  3(i)(B)        Articles of Amendment of Registrant - May 21, 1998
  3(i)(C)        Articles of Amendment of Registrant - June 29, 1998
  3(ii)          Bylaws of the Registrant
  4(i)           Specimen common stock certificate
  5(i)           Opinion on legality of Glast, Phillips & Murray, a Professional
                 Corporation
10(i)(A)         Heads  of  Agreement  with Grunewald & Co, GmbH, dated December
                 20, 2001
10(ii)(A)(1)     2001 Employee Stock Option Plan adopted February 7, 2001
10(ii)(A)(2)     Non-Qualified  Stock  Option  Agreement dated February 7, 2001, granted to Edward W.
                 Blessing
10(ii)(A)(3)     Incentive  Stock  Option  Agreement  dated  February  7,  2001, granted to Edward W.
                 Blessing
10(iii)          Management Agreement with The Blessing Petroleum Group, LLC
23(i)(A)         Consent of Hein + Associates LLP.
23(i)(B)         Consent of Glast, Phillips & Murray, P.C. (contained in Exhibit
                 5(i))

ITEM 28.  Undertakings

     The undersigned Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

     (ii) to reflect in the prospectus of any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this registration statement; and

     (iii)to include any additional or changed material information with respect to the plan of distribution;

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Dallas, State of Texas, on January 22, 2002.

                                                    PUMA ENERGY, INC.


                                                    By:   /s/ Edward W. Blessing
                                                       -------------------------
                                                       Edward W. Blessing
                                                       Chief Executive Officer

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.



                                          /s/ Edward W. Blessing
                                       -----------------------------------------
                                       Edward W. Blessing
                                       Sole Director and Chief Executive Officer


                                              January 22, 2002
                                       -----------------------------------------
                                                     (Date)

                                INDEX TO EXHIBITS



  Exhibit
  Number         Description
  -------        -----------

  3(i)(A)        Articles of Incorporation of Registrant - January 7, 1991
  3(i)(B)        Articles of Amendment of Registrant - May 21, 1998
  3(i)(C)        Articles of Amendment of Registrant - June 29, 1998
  3(ii)          Bylaws of the Registrant
  4(i)           Specimen common stock certificate
  5(i)           Opinion on legality of Glast, Phillips & Murray, a Professional
                 Corporation
10(i)(A)         Heads  of  Agreement  with Grunewald & Co, GmbH, dated December
                 20, 2001
10(ii)(A)(1)     2001 Employee Stock Option Plan adopted February 7, 2001
10(ii)(A)(2)     Non-Qualified  Stock  Option  Agreement dated February 7, 2001, granted to Edward W.
                 Blessing
10(ii)(A)(3)     Incentive  Stock  Option  Agreement  dated  February  7,  2001, granted to Edward W.
                 Blessing
10(iii)          Management Agreement with The Blessing Petroleum Group, LLC
23(i)(A)         Consent of Hein + Associates LLP.
23(i)(B)         Consent of Glast, Phillips & Murray, P.C. (contained in Exhibit
                 5(i))